RODRIGUEZ & ASSOCIATES
                            Raul N. Rodriguez, Esq.
                            555 E. 10th Avenue, #101
                            Denver, Colorado  80203

Telephone:  (303) 861-1797                            Facsimile:  (303) 861-1995
                                              E-mail address: raulnr@gateway.net

August 31, 1999

Mr. Robert Osberger
Securities & Exchange Commission
450 5th Street, NW
Washington, D.C.  20549

Re:  Marina Capital, Inc.
     CIK #0001027983

Mr. Osberger:

     Pursuant to your letter dated July 15, 1999, regarding Marina Capital, Inc., CIK #0001027983 and the need for the Company to comport with Item 310 of Regulation SB with respect to the need to have two years of Financial Statements, the Company has elected to withdraw its Registration Statement on Form 10-SB12G submitted on June 22, 1999, File No. 000-26457, Accession Number 0001085760-99-000002.

                                                   Sincerely,

                                                   /s/ Raul N. Rodriguez, Esq.
                                                   ____________________________
                                                   Raul N. Rodriguez, Esq.